Exhibit 23.1

Consent of Independent Auditors

The Board of Directors of DXP Enterprises, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-134606, 333-123698, 333-61953, 333-92875, and 333-92877) on Form S-3 (No. 333-134603) of DXP Enterprises Inc., of our audit report dated September 25, 2012, to the shareholders of HSE Integrated Ltd. on the consolidated financial statements of HSE Integrated Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, which report appears in the Form 8-K/A of DXP Enterprises, Inc dated September 25, 2012.

/s:/KPMG LLP

Calgary, Canada
September 25, 2012